

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 30, 2016

<u>Via E-mail</u>
Tarang P. Amin
Chief Executive Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

Re: e.l.f. Beauty, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 22, 2016
CIK No. 0001600033

Dear Mr. Amin:

We have reviewed your draft registration statement and have the following comments.

<u>Industry and Market Data, page ii</u>

1. We note your supplemental response to comment 4 of our letter dated May 26, 2016. Either file consents from the referenced firms or remove their names as having provided the basis for certain information contained in the registration statement. If you elect to remove their names from the filing, please note that management must be in a position to adopt the information as its own. Please also advise us whether you commissioned the data from the Internet Retailer eCommerce 500 report and Alexa Internet Inc. that you refer to on pages 3 and 82, or the data from bazaarvoice that you refer to on page 77.

<u>Prospectus Summary, page 1</u>

2. We note your supplemental response to comment 6 of our letter dated May 26, 2016. Your prospectus includes extensive discussion of retail sales, and in MD&A you repeatedly ascribe increases in net sales to expansions in your various distribution channels, but it unclear what portion of your revenues are derived from your retail partners and what portion is derived from your own stores and your website. Please clarify what portion of your sales are derived from retail sales and what portion are derived from your website and direct-to-consumer stores. Refer to Item 101(c)(1)(i) of Regulation S-K.

Summary Consolidated Financial Data, page 9

3. We note your presentation of unaudited pro forma combined financial information for the year ended December 31, 2014. Please tell us and revise your footnote disclosure to explain why the predecessor and successor columns do not total to the pro forma combined amounts.

Use of proceeds, page 39

4. Please disclose the interest rate and maturity of the indebtedness that you will be discharging, and please include a discussion of your special dividend. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 58

Gross Profit, pages 58 and 59

5. We have read your updated disclosures in response to comment 13 of our letter dated May 26, 2016 and we note that a substantial change in your gross margin was the result of changes in sales mix. To the extent material to an understanding of your results and trends, please discuss sales by product category in your results of operations.

Stock-based compensation, page 67

6. Please provide an indication of the stock-based compensation expense that you expect to incur in conjunction with the reduction in the exercise price of each outstanding stock option.

Business, page 69

Competitive Landscape, page 74

7. We note your response to comments 16 and 17 of our letter dated May 26, 2016. It is not apparent why Euromonitor's failure to track your sales affects your ability to indicate what percentage of the overall cosmetics market in the US your products represent, as you are aware of your own sales. Similarly, if information regarding the increase in mass cosmetics sales year-over-year regardless of distribution method is available, your knowledge of your own sales should allow you to supplement the second chart on page 75 as requested in comment 17 of our letter dated May 26, 2016. Please revise.

Authentic brand that attracts some of the best consumers in the category, page 76

8. Please revise, here and on pages 2, 77 and 82 to provide appropriate context for your statements regarding your "core" customers. Your current disclosure suggests that your core customers would not spend the same amount at retail stores without your products, but it is unclear what the relationship between these "core" customers and your reported high incremental sales is, if any. Please refer to the second bullet point of comment 6 of our letter dated May 26, 2016.

Highly incremental sales, page 83

9. Please supplementally provide us with a copy of the study and point of sales information referred to on page 83.

Prepayments, page 120

10. Please indicate your current total net leverage ratio and consolidated interest coverage ratio, as defined by each of your credit facilities.

Segment Reporting, page F-10

11. We have read your response to prior comment 31. Based upon your response, please include disclosure to state that it is impracticable to provide revenue by product line. Refer to ASC 280-10-50-40.

You may contact Melinda Hooker at (202)551-3732 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Tad J. Freese (*via e-mail*)
       Latham & Watkins LLP